DIALOG GROUP, INC.

                                                 January 19, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20002

   Re: NuVim, Inc Registration Statement on Form SB-2, File No. 333-138129, Amendment Number 1

Dear Mr. Owings,

This letter is in reply to yours of December 28, 2006.

We have filed the second amendment to the Registration Statement today.

Thank you, again, for the time spent by Kurt Murao. Please share this document with him.

I look forward to discussing this response with your staff and finalizing the Registration Statement this month.

Amendment No. 1 to Registration Statement on Form SB-2
Prospectus Cover Page

1.   The second paragraph has been reduced.

Prospectus Summary, page 3

2.   A brief summary has been provided.

Selling Stockholders, page 12

3.   This sentence has been rewritten to be clearer.

4. The footnotes have been corrected. We determined that only Paulson Investment Company, Inc. is a potential underwriter under the facts in this matter. We have determined that SGC Capital, LLC is not a registered broker dealer.

5. Because of the determination that Paulson is an underwriter, it's shares have been dropped from this offering as at market sales by underwriters are not permitted except on Forms for which NuVim is not qualified.

Undertakings, page II-10

6. The 512(g)(2) undertaking is now provided. The 512(a)(4) undertaking is not provided because the potential underwriters have been excluded from the offering.

Amended Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Controls and Procedures, page 36

7. Our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objective. In all future filings we will disclose if our disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives.

         Thank you for your attention to these matters. We hope that we have made all the changes required and hope to seek acceleration based on this draft. Our General Counsel, Mark Siegel, will call you do determine the next steps.

                                           Respectfully submitted,

                                           NuVim, Inc.


                                           By:  /s/ Richard P. Kundrat
                                                --------------------------------
                                                Richard  P.  Kundrat, Chairman &
                                                  Chief Executive Officer

Copies should be provided to:
Kurt Murao

MAS/dt